Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259826

PROSPECTUS SUPPLEMENT NO. 1
(to prospectus dated April 5, 2022)

CELLEBRITE DI LTD.

171,729,210 Ordinary Shares
9,666,667 Warrants to Purchase Ordinary Shares
29,666,667 Ordinary Shares Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated April 5, 2022 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1, as amended and supplemented, including by Post-Effective Amendment No. 1 thereto (Registration Statement No. 333-259826). This prospectus supplement is being filed to update and supplement the information included in the Prospectus with the information regarding the change in our independent registered public accounting firm contained in our report of foreign private issuer on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on April 14, 2022.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares, with par value of NIS 0.00001 per share (“Ordinary Shares”), and warrants to purchase Ordinary Shares (“Warrants”) are traded on The Nasdaq Global Market (“Nasdaq”) under the symbol “CLBT” and “CLBTW,” respectively. The last reported sale price of the Ordinary Shares on April 14, 2022 was $5.69 per share, and the last reported sale price of the Warrants on April 14, 2022 was $1.23 per warrant, as reported on Nasdaq.

You should read the Prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Investing in the Company’s securities involves risks. See “Risk Factors” beginning on page 12 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 14, 2022.

 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

 On April 14, 2022, Cellebrite DI Ltd. (the “Company”) appointed Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited (“EY Israel”), as the Company’s new independent registered public accounting firm, effective as of such date, subject to approval by shareholders of the Company. The appointment followed the decision by Somekh Chaikin, a member of KPMG International (“KPMG”), the Company’s previous independent registered public accounting firm, not to stand for re-appointment as external auditor of the Company for the year ended December 31, 2022, which was communicated to the Company on March 31, 2022. The decision to appoint EY Israel was approved by the Board of Directors upon the recommendation of the Audit Committee. KPMG’s decision not to stand for re-appointment is not the result of any disagreement between KPMG and the Company.

Under Israeli law, the Board of Director’s approval of the appointment of EY Israel is subject to shareholder approval and therefore will be presented to the Company’s shareholders for a vote at its upcoming annual general meeting.

On March 29, 2022, the audit report of KPMG on the consolidated financial statements of the Company and its subsidiaries, as of and for the years ended December 31, 2021 and December 31, 2020, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2020 and 2021 and through the subsequent interim period preceding the expiry of KPMG’s engagement as external auditor, there were: (i) no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to KPMG’s satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2020 and 2021 and through the subsequent interim period preceding EY Israel’s appointment as external auditor, the Company consulted with EY Israel on (i) accounting matters relating to financial reporting in 2021; (ii) tax matters in 2021 relating to the Company’s business combination with TWC Tech Holdings II Corp., a special purpose acquisition company, pursuant to which the Company became a public listed company on The Nasdaq Capital Market (the “Business Combination”); (iii) services in 2021 related to the Company’s accounting practices, and (iv) due diligence services in connection with a potential transaction.

Other than the matters described above, neither the Company nor anyone acting on its behalf consulted with EY Israel with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that EY Israel concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of any disagreement of the type described in Item 16F(a)(1)(v) of Form 20-F or a reportable event of the type described in Item 16F(a)(1)(v) of Form 20-F.

APPENDIX A

FORM OF LETTER FROM DEPARTING AUDITOR TO BE FILED AS EXHIBIT 16.1 TO FORM 20-F

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Cellebrite DI Ltd. and its subsidiaries, and, under the date of March 29, 2022, we reported on the consolidated financial statements of Cellebrite DI Ltd. and its subsidiaries as of and for the years ended December 31, 2021 and 2020. On March 31, 2022, we declined to stand for reelection. We have read Cellebrite DI Ltd.’s statements pursuant to Item 16F(a) of Form 20-F, included under Form 6-K dated April 14, 2022, and we agree with such statements insofar as they relate to our firm.

Very truly yours,

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

Tel Aviv, Israel

April 14, 2022